UNITED STATES

                   SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C. 20549



                              SCHEDULE 13D





                 Under the Securities Exchange Act of 1934



                               Power REIT

            --------------------------------------------------

            (Exact Name of Issuer as Specified in its Charter)



                              COMMON STOCK

                   ------------------------------

                   (Title of Class of Securities)



                               73933H 101

                         ---------------------

                             (CUSIP Number)



                            David H. Lesser

                              212-750-0373

                               Power REIT

                            301 Winding Road

			 Old Bethpage, NY 11804

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(Name, Address and Telephone Number of Person Authorized to Receive

                     Notices and Communications)





                            January 17, 2013

       ---------------------------------------------------------

       (Date of Event which Requires Filing of this Statement)





If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-

7(b) for other parties to whom copies are to be sent.



The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities

Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).













SCHEDULE 13D

CUSIP No. 73933H 101

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1  NAMES OF REPORTING PERSONS



 	 David H. Lesser

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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (SEE INSTRUCTIONS)                                     (a) [_]

                                                             (b) [X]

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3  SEC USE ONLY



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4  SOURCE OF FUNDS*



      PF

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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e)

                                                                 [_]

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6  CITIZENSHIP OR PLACE OF ORGANIZATION



      United States of America

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                 7     SOLE VOTING POWER		52,497*

NUMBER

OF               ----------------------------------------------------

SHARES           8     SHARED VOTING POWER		141,401

BENEFICIALLY

OWNED            ----------------------------------------------------

                 9     SOLE DISPOSITIVE POWER		32,097*



                -----------------------------------------------------

                10     SHARED DISPOSITIVE POWER		141,401



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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



David H. Lesser ("DHL") directly owns 32,097 shares of common shares.

Partnerships owned and/or managed by DHL own 141,401 common shares.



* DHL has been granted 20,400 shares of restricted common stock subject to vesting and other provisions under the grant agreement and subject to the terms of the Company's 2012 Equity Incentive Plan approved by shareholders. The restricted stock confers

dividend and voting rights during the vesting period, but are not transferrable prior to vesting.



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12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



      [X] See Item 5

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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)



      11.73%

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14 TYPE OF REPORTING PERSON*



      IN

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SCHEDULE 13D

CUSIP No. 73933H 101



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1  NAMES OF REPORTING PERSONS



	Hudson Bay Partners, LP

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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (SEE INSTRUCTIONS)                                      (a) [_]

                                                              (b) [X]

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3  SEC USE ONLY



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4  SOURCE OF FUNDS*



      CO

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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

      TO ITEMS 2(d) or 2(e)                                       [_]

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6  CITIZENSHIP OR PLACE OF ORGANIZATION



      Delaware, United States

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                 7     SOLE VOTING POWER		87,138

NUMBER

OF               ----------------------------------------------------

SHARES           8     SHARED VOTING POWER		N/A

BENEFICIALLY

OWNED            ----------------------------------------------------

                 9     SOLE DISPOSITIVE POWER		87,138



                -----------------------------------------------------

                10     SHARED DISPOSITIVE POWER		N/A



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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



      87,138 shares of common shares

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12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



      [ ]

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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)



      5.27%

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14 TYPE OF REPORTING PERSON*



      PN

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SCHEDULE 13D

CUSIP No. 73933H 101



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1  NAMES OF REPORTING PERSONS



	HBP PW, LLC

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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (SEE INSTRUCTIONS)                                      (a) [_]

                                                              (b) [X]

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3  SEC USE ONLY

---------------------------------------------------------------------

4  SOURCE OF FUNDS*



      CO

---------------------------------------------------------------------

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) [_]

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6  CITIZENSHIP OR PLACE OF ORGANIZATION



      Delaware, United States

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                 7     SOLE VOTING POWER		54,263

NUMBER

OF               ----------------------------------------------------

SHARES           8     SHARED VOTING POWER		N/A

BENEFICIALLY

OWNED            ----------------------------------------------------

                 9     SOLE DISPOSITIVE POWER		54,263



                -----------------------------------------------------

                10     SHARED DISPOSITIVE POWER		N/A



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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



      54,263 shares of common shares

---------------------------------------------------------------------

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



      [ ]

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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)



      3.28%

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14 TYPE OF REPORTING PERSON*



      PN

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This Schedule 13D is a continuation of filings that have been previously filed by the Reporting Persons related to

ownership of common shares of Pittsburgh & West Virginia Railroad.





Item 1.  Security and Issuer.



The class of securities to which this statement relates is common shares of beneficial interest, $0.001 par value, (the "Common

Shares") of Power REIT (the "Company" or "Issuer").



In addition to the amounts reported, DHL was granted an option to acquire 100,000 shares of common stock on August 13, 2012.  The option is subject to vesting and other provisions under the

terms of the option grant and the Company's Equity Incentive Plan that was approved by shareholders.  No options to acquire Common

Shares are vesting within 60 days of this filing.  Upon vesting,

DHL will have the right to acquire additional shares at the grant date closing price subject to certain restrictions.



The address of the principal executive offices of the Company is:



David H. Lesser
CEO & Chairman of the Board of Trustees
Power REIT
301 Winding Road
Old Bethpage, NY 11804



Item 2.  Identity and Background



This statement is filed on behalf of each of David H. Lesser ("DHL"), a

United States citizen, Hudson Bay Partners, LP, a Delaware limited partnership ("Hudson Bay"), and HBP PW, LLC, a Delaware limited liability company ("HBP") (collectively, the "Reporting Persons").  DHL is the sole owner and managing partner of Hudson Bay and the managing member of HBP.  The address for the Reporting Persons is:



301 Winding Road
Old Bethpage, NY 11804



DHL is the CEO and Chairman of the Board of Trustees of the Company.



During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



Item 3.  Source and Amount of Funds or Other Consideration.



The responses to Items 4 and 6 are incorporated herein by reference.



Item 4.  Purpose of Transaction.



The shares were acquired by the Reporting Persons for investment and the restricted shares were acquired as compensation for services. The

Reporting Persons reserve the right to acquire additional shares of the

Issuer, either in open market purchases or in private transactions.



Other than as described in this Item 4, the Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of

Schedule 13D.  However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (a) its business and liquidity objectives, (b)

the Issuer's financial condition, business, operations, competitive position, prospects and/or share price, (c) industry, economic and/or securities markets conditions, (d) alternative investment opportunities,

and (e) other relevant factors.  Without limiting the generality of the preceding sentence, each of the Reporting Persons reserves the right (in each case, subject to any applicable restrictions under law or contract)

to at any time or from time to time (i) purchase or otherwise acquire additional Shares or other securities of the Issuer, or instruments convertible into or exercisable for any such securities or instruments into which any such securities are convertible into or exchangeable for,

including Shares (collectively, "Issuer Securities"), in the open market,

in privately negotiated transactions or otherwise, (ii) sell, transfer or otherwise dispose of Issuer Securities in public or private transactions, (iii) cause Issuer Securities to be distributed in kind to its investors, and/or (iv) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Issuer

Securities.



Item 5.  Interest in Securities of the Issuer



As of the date hereof, the Reporting Persons beneficially own, directly and indirectly, 193,898 Common Shares or 11.73% of the total number of the Common Shares outstanding (including restricted shares issued and outstanding). The interests are owned directly or indirectly as follows:





			Sole Power to		Shared Power to

			Direct Voting		Direct Voting        	Total

			&/Or Disposition 	& Disposition		Shares

			--------------		---------------		-----------

David H. Lesser(1)(2)	52,497			141,401			193,898



Hudson Bay

Partners, LP(3)		87,138		     	0		 	87,138



HBP PW, LLC(4)		54,263		      	0	 		54,263

_________

(1) David H. Lesser ("DHL") may be deemed to have sole power to direct the voting and disposition of 32,097 Common Shares and the sole power to direct the voting of 20,400 restricted Common Shares that were granted to DHL pursuant to Power REIT's 2012 Equity Incentive Plan.

The restricted shares are subject to vesting and other provisions contained within the grant, which provide for dividend and voting rights during the vesting period, but are not transferrable prior to vesting.

DHL acquired the following shares from the date of the last Schedule

13-D filing:



DATE          SHARES     PRICE

2/15/2013     400       10.60

2/21/2013     125       10.80

3/22/2013     101       10.15

4/4/2013      232       10.25

4/5/2013      568       10.36

4/9/2013      100       10.35

4/10/2013     500       10.40

4/11/2013     600       10.33

4/15/2013     600       10.26

4/23/2013     500       10.20

4/24/2013     250       10.31

4/25/2013     900       10.22

4/26/2013     200       10.20

5/3/2013      222       10.30

5/9/2013      750       10.12

5/24/2013     1,000     10.41

5/31/2013     4,410     9.47

6/3/2013      3,791     8.43

6/4/2013      3,000     8.27

6/5/2013      1,400     8.21

6/6/2013      400       8.98





(2) MEL Generation Skipping Trust, a trust set up for the children of DHL, ("MEL Trust") owns 12,390 Common Shares.  DHL disclaims any beneficial, pecuniary or residual interest in MEL Trust, does not serve as Trustee and does not have the power to revoke the MEL Trust.

MEL Trust acquired the following shares from the date of the last

Schedule 13-D filing:



DATE          SHARES     PRICE

1/17/2013     500       10.20

2/1/2013      200       11.15

2/6/2013      450       10.95

2/8/2013      250       10.87

2/15/2013     400       10.60

5/10/2013     200       10.10





(3) DHL owns 100% of Hudson Bay Partners, LP ("Hudson Bay").  Hudson Bay

may be deemed to have sole power and DHL may be deemed to have shared power to direct the voting and disposition of 87,138 Common Shares.

Hudson Bay acquired the following shares from the date of the last

Schedule 13-D filing:



DATE          SHARES     PRICE

3/1/2013      1,000        10.70

5/23/2013      100         10.44





(4) DHL is the managing member of HBP PW, LLC ("HBP"). HBP may be deemed to have sole power and DHL may be deemed to have shared power to direct the voting and disposition of 54,263 Common Shares. HBP acquired the following shares from the date of the last Schedule

13-D filing:



DATE          SHARES     PRICE

2/4/2013      400        11.19









Item 6.  Contracts, Arrangements, Understandings or Relationships



David H. Lesser is the CEO and Chairman of the Board of Trustees of the

Company.  There are no contracts, arrangements or understandings with respect to securities of the Issuer.



Item 7.  Material to be Filed as Exhibits.



None.







SIGNATURES



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true,

complete and correct.











DAVID H. LESSER



By: 		/s/ David H. Lesser

Date:		June 11, 2013







HUDSON BAY PARTNERS, LP



By: 		/s/ David H. Lesser

Name: 		David H. Lesser

Title:		Managing Partner

Date:		June 11, 2013





HBP PW, LLC



By: 		/s/ David H. Lesser

Name: 		David H. Lesser

Title:		Managing Member

Date:		June 11, 2013